SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013
_______________________

SILICOM LTD.
(Translation of Registrant’s name into English)
_______________________

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel
 (Address of Principal Executive Offices)
_______________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☑

This report on Form 6-K is incorporated by reference into all effective registration statements filed by the Registrant under the Securities Act of 1933.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd.
(Registrant)

By:	/s/ Eran Gilad
Eran Gilad
CFO

Dated:  September 23rd,  2013

FOR IMMEDIATE RELEASE

SILICOM SOLUTIONS TO EXPAND INTO
VIRTUALIZATION, CLOUD AND SDN
ENVIRONMENT

Silicom Acquires IP of Unique Virtualization Off-Load Engine Used to Boost
Server I/O Performance in Virtualized Data Centers

KFAR SAVA, Israel, September 23, 2013 - Silicom Ltd. (NASDAQ: SILC, TASE: SILC), an industry-leading provider of high-performance server/appliances networking solutions, today announced that it has acquired all the IP related to the unique Virtualization Off-Load Engine developed during the last two years by Net Perform Technology Ltd. (“Net Perform”), a privately held company registered in Hong Kong, China. Through the acquisition, the Company has secured exclusive access to this important technology, thereby achieving a significant competitive advantage.

The unique Virtualization Off-Load Engine resolves a major performance bottleneck in today’s virtualization-based data centers: the reduced server I/O performance deriving from the need of CPUs in virtualized environments to handle both networking and switching transactions between each VM individually and between each VM and the physical world. The Virtualization Off-Load Engine is able to off-load these CPU tasks onto a separate intelligent add-on card, thereby freeing up server cycles and improving the server’s Networking and Storage I/O.

A basic version of the Virtualization Off-Load Engine has already been implemented in one of Silicom’s Intelligent Adapters, demonstrating that it delivers a significant performance improvement. Having acquired the IP, Silicom now plans to incorporate the Virtualization Off-Load Engine into a variety of other implementation solutions, all of which would become Silicom Intelligent products targeting the various virtualization-based operating systems, technologies and market segments. The Net Perform team which developed the solution will be fully dedicated to working with Silicom. The team will work on further development of the Engine and its implementation as well as in other areas related to improvement of server performance.

The impact of the cost of the IP acquisition on Silicom’s expenses in 2013 and beyond is immaterial.

“We are extremely excited to have completed this strategic acquisition – a transaction which gives us exclusive access to Net Perform’s unique Virtualization Off-Load solution,” said Mr. Orbach, Silicom’s President and CEO. “As the IT world continues to evolve towards SDN and Cloud-based data centers, we expect that a majority of data center servers will run in virtualized environments - and each of these servers will represent a market for our Virtualization Off-Load solutions. Since the off-load engine cannot function without an intelligent card, this trend will increase the sales of our intelligent cards – both those that we currently offer and those that are in development. These cards are a perfect fit for the off-load engine concept, and we plan to productize it into a portfolio of applicable products.”

“Given the huge need in the field as reported by our customers and potential customers, the demonstrated performance improvement delivered by the solution and our own strong market positioning, we believe the addition of this technology and these capabilities will significantly increase our TAM (total addressable market) and eventually make a strong positive impact on our revenues and profits,” concluded Mr. Orbach.

Mr. Jeff Zheng, Net Perform’s Managing Director, added, "Silicom has built a strong position and significant growth momentum in the server and appliance networking and I/O space. As such Silicom is the perfect player for promoting our Virtualization Off-Load Engine. The fact that our engine can reside on Silicom’s intelligent cards makes our cooperation even more natural, making us even more confident that our work together will lead to mutual success.”

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery,

WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com